Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

February 25, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 22, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from GSR II Meteora Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A common stock, one-sixteenth of one right and one redeemable warrant
Class A common stock, par value $0.0001 per share
Rights, each whole right entitling the holder to receive one share of Class A common stock
Warrants, each warrant exercisable for one share of Class A common stock at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi